April 17, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attn: Ms. Maryse Mills-Apenteng

Re:	HireRight, Inc. Registration Statement on Form S-1 (File No. 333-140613)

Dear Ms. Mills-Apenteng:

        We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the "Commission") set forth in the Staff's letter dated March 12, 2007 (the "SEC Comment Letter") regarding Registration Statement on Form S-1 (File No. 333-140613) filed by HireRight, Inc. (the "Registration Statement"). Concurrently herewith, HireRight, Inc. (the "Company" or "HireRight") is filing with the Commission Amendment No. 1 (the "Amendment") to the Registration Statement. The changes made in the Amendment are principally in response to the Staff's comments as set forth in the SEC Comment Letter and to update information since the Company's previous filing.

        The numbered responses set forth below contain each of the Staff's comments in total, set off in bold type, and correspond to the numbered comments contained in the SEC Comment Letter. Page references in the text of the response correspond to the pages of the Amendment. All factual representations in this letter are based upon information provided to us. Capitalized terms not otherwise defined herein have the meanings given to them in the Amendment.

*****

General

        1.     We will process your amendments with price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

        Response:    The Company acknowledges the Staff's comments and will file an amendment to the Registration Statement that includes price ranges as soon as the range has been established.

        2.     We were unable to locate information relating to the determination of the offering price. Refer to Item 5 of Form S-1 and Item 505 of Regulation S-K. Please advise.

        Response:    The Company has revised the disclosure in the Registration Statement to add the information relating to the determination of the offering price. Please see page 89 of the Amendment.

Prospectus Summary, page 1

        3.     Please provide support for your statement that you are a "leading provider of on-demand employment screening solutions."

        Response:    The Company believes it is "a leading provider of on-demand employment screening solutions" based on the breadth and depth of its operations, including its revenues, number of services offered and customer base. The Company offers a comprehensive range of background and drug and health screening services, and in 2006 performed approximately 4.8 million distinct records searches, verifications, checks and screens and performed screening services in approximately 200 countries and territories. In addition, the Company has been recognized by independent third parties as a leading provider of HR services. In November 2006, HRO Today magazine named the Company as one of the top 13 providers of full-service workplace screening in terms of the number of searches performed. A ranking of these 13 providers was not provided by HRO Today. In the December 2005 issue of Workforce Management, the Company ranked number 5 in the magazine's list of "Top Employee Background Checking and Screening Providers," based on employment-related background screenings and checks performed. The National Association of Professional Background Screeners (NAPBS), a trade association which serves to represent the interest of companies offering employment and background screening, estimates that there are more than 1,000 providers of workplace screening. We are supplementally providing to the Staff via Federal Express copies of the articles from HRO Today and Workforce Management, as well as copies of a January 2007 article quoting the executive director of NAPBS and a 2004 NAPBS presentation.

        4.     We note your statements that you "served" 1,400 customers during 2006 and that you "provided screening solutions" to approximately 1,300 of our customers' third-party suppliers and contractors. Please tell us the 1,400 customers constituted an active customer list for that year and clarify whether the screening solutions provided to third-parties were part of your customer agreements or separate and distinct from your customer agreements.

        Response:    The Company confirms that the 1,400 customers constituted an active customer list for 2006. All such customers purchased services from the Company during the year ended December 31, 2006. With respect to the third-party suppliers and contractors of the Company's customers, the Company enters into separate contracts with these suppliers and contractors and has a direct billing relationship with each supplier and contractor. All 1,300 of such suppliers and contractors purchased services from the Company during 2006.

        5.     We note your reference to several sources for the data you cite in the prospectus. Please provide us with marked copies of studies or reports by the National Association of Professional Background, the U.S. Department of Labor, the Association of Certified Fraud Examiners, HRO Today magazine and Gartner. In addition, provide supporting documentation regarding your claim that one of your products was named one of the Human Resource Executive Magazine's 2006 Top HR Products of the Year.

        Response:    We are supplementally providing via Federal Express copies of the studies and reports referenced in the Registration Statement, marked to indicate the sections that are referenced, as well as a copy of the article in Human Resource Executive magazine that names one of the Company's product as one of the 2006 Top HR Products of the Year.

Risk Factors, page 8

        6.     Please remove the second sentence from the introductory paragraph stating that there are additional risks and uncertainties not present known to you that may also impair your business operations. The risk factor section should be limited to a discussion of known material risks. See Item 503(c) of Regulation S-K.

        Response:    The Company has revised the Registration Statement to delete the sentence regarding the additional risks and uncertainties not presently known to the Company that may also impair its business operations.

        7.     Many of your risk factor subheadings do not capture the risk you are highlighting. For example, the subheading on page 10 reads "We may be required to indemnify our customers or data suppliers." It is unclear from the subheading alone what risk is posed by the possibility of having to indemnify customers or data suppliers. Similarly, what specific risk is posed by the fact that you are subject to significant competition (page 11) or that you may not be able to successfully manage your growth (page 12)? Please review all of the risk factor subheadings and revise as necessary so that each one specifies the particular risk you intend to highlight.

        Response:    The Company has made a number of revisions to the Risk Factors section in accordance with the Staff's comments. Please see the revisions on pages 9, 10, 11, 15 and 16 of the Amendment.

Our information is obtained from a variety of sources, page 15

        8.     You refer here to your extensive reliance on information derived from a variety of sources. Tell us whether you are dependent on any source or sources the loss of which would have a materially adverse effect on your ability to provide your screening services. If you are substantially dependent on any such suppliers, note that the contractual agreements must be filed exhibits to the registration statement. See Item 601(b)(10)(ii)(B) of Regulation S-K.

        Response:    The Company relies on information provided by governmental agencies and other public sources, such as the state and federal courts and the Department of Motor Vehicles of the various states, whether obtained directly from such sources or through an intermediate source, and the inability to obtain such information could have a material adverse effect on the Company's ability to provide screening services. This risk is identified for investors at page 15 of the Amendment under the heading, "We acquire information from a variety of sources to conduct our business, and if some of these sources are not available to us in the future, or if the fees charged by such sources significantly increase, our business may be materially and adversely affected and our profit margins may decline." However, the Company is not dependent on any one supplier or suppliers, the loss of which would have a material adverse effect on the Company's ability to provide its screening services.

If we fail to maintain an effective system of internal control over financial reporting, page 17

        9.     We note from your disclosures that you are in the process of preparing and implementing an internal plan of action for compliance with Section 404 and strengthening and testing your system of internal controls to provide the basis for the report. Please tell us whether you have identified any material weaknesses during this process. If so, please disclose and discuss any known material weaknesses and your plans to remedy such weaknesses.

        Response:    The Company is in the early stages of preparing for and implementing a plan of action for compliance with Section 404 of the Sarbanes-Oxley Act of 2002. To date, the Company has not identified any material weaknesses in its system of internal controls. As the Section 404 implementation process progresses further, it is possible that the Company may discover the existence of one or more material weaknesses. This risk is identified for investors at page 17 of the Amendment under the heading, "If we fail to maintain an effective system of internal control over financial reporting or fail to comply with Section 404 of the Sarbanes-Oxley Act, we may not be able to accurately report our financial results or to prevent fraud, and our stock price could decline."

Use of Proceeds, page 23

        10.   We note your disclosure that you intend to use the proceeds for "working capital and other general corporate purposes" including sales and marketing, developing new service offerings and expanding international operations. We further note your disclosure that you have not determined an apportionment of the proceeds. It appears from the rest of your prospectus disclosure that an investor could reasonably assume you have performed studies and made preliminary decisions with respect to the best use of capital resources. Please revise accordingly.

        Response:    The Company has not yet determined the actual allocation of capital for a specific and definable use, and believes that its current disclosure accurately reflects its current intentions with respect to the use of proceeds from the offering.

Non-GAAP Financial Measure, page 29

        11.   We note your use of the EBITDA non-GAAP financial measure. Specifically, we note your use of this non-GAAP financial measure excludes the effects of what appear to be recurring, not infrequent or not unusual charges in evaluating your performance. Please further clarify why you believe that your EBITDA non-GAAP financial measure provides useful information to investors. Tell us whether you believe it is probable that the financial impact of these expenses will disappear or become immaterial within a near-term finite period. In addition, your disclosure indicates that you believe your non-GAAP financial measures allow investors to compare your performance to your competitors. Clarify how your measure provides useful comparability information for your investors when the items excluded in your non-GAAP financial measures are part of your GAAP results.

        Response:    The Company has removed all references to EBITDA in the Registration Statement.

        12.   If your are able to overcome the burden of demonstrating the usefulness of your non-GAAP measure, revise to ensure your use of such measure is in compliance with the disclosure requirements of Question 8 of the June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In this respect, please specifically address the following:

  •
  Disclose the economic substance behind management's decision to use such a measure; and

  •
  Disclose the manner in which management compensates for the material limitations when using the EBITDA non-GAAP financial measure.

        Response:    As indicated in its response to Comment No. 11, the Company has removed all references to EBITDA in the Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

General

        13.   Please supplement your discussion, particularly in the Results of Operations and Liquidity and Capital Resources sections, to provide insight into material opportunities, challenges and risks, such as those presented by known material trends, commitments and uncertainties, on which the company's executives are most focused for both the short and long term, as well as the steps you are taking to address them. See Section III.A of SEC Release 33-8350. For example, we note that revenues have steadily increased over the past few years due it appears to significant increases in volume of products sold and that you have experienced an increase in headcount in various departments such as R&D and sales and marketing. Please quantify the increases in headcount in each instance and discuss the reasons for this trend. What is the company's business strategy, and how is this strategy expected to impact this trend?

        Response:    The Company has revised the disclosure in the Results of Operations and Liquidity and Capital Resources sections in accordance with the Staff's comments. Please see pages 33 through 39 of the Amendment.

        14.   We note from your risk factor disclosure that the company is reviewing and documenting its internal control over financial reporting in anticipation of complying with Section 404 of the Sarbanes-Oxley Act. We further note your statement on page 38 that you anticipate the G&A expense will continue to increase in 2007 due to additional costs and compliance requirements related to operating as a public company. Since it appears that you consider the cost of becoming compliant or maintaining compliance with Section 404 to be material, you should discuss the impact of compliance on results of operations and liquidity. We refer you to Item 303 of Regulation S-K.

        Response:    In accordance with the Staff's comments, the Company has added additional disclosure in the General and Administrative Expense section of Our Key Financial Metrics and the Operating

Activities section of Liquidity and Capital Resources on pages 30 and 39, respectively, describing the estimated costs of operating as a public company.

Critical Accounting Policies and Estimates, page 34

        15.   Your critical accounting policies should describe more fully your estimates and assumptions that are highly uncertain or susceptible to change and the related material impact on financial condition or operating performance. Please clarify the material accounting estimates and assumptions that you make when preparing your financial statements. Revise to disclose why these material accounting estimates and assumptions bear risk of change, how you arrived at the estimate, accuracy of the estimate/assumption in the past, how they have changed, and reasonably likely future changes. We refer you to Financial Reporting Release No. 60, Cautionary Advice Regarding Disclosure About Critical Accounting Policies and Section V of SEC Release No. 33-8350.

        Response:    In accordance with the Staff's comments, the Company has modified the Critical Accounting Policies and Estimates section on pages 31 and 32 to more fully describe its estimates and assumptions that are highly uncertain or susceptible to change and the related material impact on financial condition or operating performance. In addition, the Company believes that its policies related to revenue recognition and reimbursed fees are not subject to significant uncertainty or estimation, and accordingly, the Company has removed the discussion of such policies from the Critical Accounting Policies and Estimates disclosure.

Valuation of Our Common Stock at the Time of Grant, page 35

        16.   Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance-sheet date included in the registration statement. We refer you to paragraph 180 of the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the "Practice Aid").

        Response:    The Company will provide the additional disclosure recommended by the Practice Aid in a subsequent amendment to the Registration Statement as soon as practicable after the information regarding the estimated IPO price becomes available.

        17.   We note that your board of directors determined the fair value of the underlying common stock at the time of each grant based primarily on valuation reports by a third-party valuation firm for options granted in fiscal year 2006. Tell us and disclose whether you obtained a contemporaneous valuation performed by an unrelated valuation specialist as defined by the Practice Aid for options granted in 2006. If not, revise to disclose the following information related to issuances of equity instruments as outlined in paragraph 182 of the Practice Aid for options granted in fiscal year 2006 and prior applicable periods for which you did not obtain a contemporaneous valuation (e.g. fiscal year 2005):

  •
  Discuss the significant factors, assumptions, and methodologies used in determining the fair value of the underlying common stock;

  •
  Discuss each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price or the fair value as determined by a contemporaneous valuation by an unrelated valuation specialist obtained subsequent to the grants but prior to the IPO; and

  •
  Disclose the valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

  Please refer to the illustrative examples in paragraph 183 of the Practice Aid.

        Response:    The Company obtained contemporaneous valuations performed by an unrelated valuation specialist for options granted during the second, third and fourth quarters of 2006. In accordance with the Staff's comments, the Company has revised the disclosure on pages 32 and F-24 of the Amendment to indicate that the valuations were contemporaneous.

        For options granted during the first quarter of 2006 and prior to 2006, the Company did not obtain a contemporaneous valuation by an unrelated valuation specialist and, accordingly, has included the disclosure noted above in the first and third bullet points related to such options. Please see related disclosure on pages 32 and F-24.

        The Company acknowledges the Staff's request to disclose significant factors contributing to the difference between the fair value of the Company's stock as of the date of each option grant and the estimated IPO price. The Company will provide this disclosure in a subsequent amendment to the Registration Statement as soon as practicable after the information regarding the estimated IPO price becomes available.

        18.   We note your reference on page 35 of the filing to an independent valuation specialist. When you refer to a third-party valuation expert, you are also required to disclose the name of the expert and include the expert's consent with the filing pursuant to Rule 436(b) of Regulation C. Please revise.

        Response:    The Company advises the Staff that no information contained in the Registration Statement has been, or will be, reviewed or passed upon by the third-party valuation firm, or is being set forth in the registration statement upon the authority of such firm as an expert. While the Company obtained the assistance of the valuation firm, the Company has revised the disclosure in the Registration Statement to clarify that the determinations regarding the option exercise prices were made by the Company's Board of Directors. Please see page 32 of the Amendment.

Results of Operations, page 36

        19.   There are many instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change is not disclosed. For instance, for the nine months ended September 30, 2006, you disclose that the increase in service revenue was largely due to higher volume of screens and the sale of additional screening services. As another example, for the nine months ended September 30, 2006, you disclose that the decline in cost of service revenue as percent of service revenues was due to improved fixed cost leverage with respect to your facilities and overhead costs, additional savings in your operations department resulting from certain process improvements, further automation achieved through technology enhancements, moving your verification facilities to an offshore partner during the second quarter of 2005 and volume pricing from certain suppliers. Revise you disclosures to quantify each source to that contributed to a material change. We refer you to Item 303(a)(3)(iii) of Regulation S-K and Section III. D of SEC Release 33-6835 Interpretation: Management's Discussion and Analysis of Financial Condition and Results of Operations. In addition, revise your disclosure to remove vague terms such as "primarily" in favor of specific quantifications.

        Response:    The Company has revised the disclosure in the Results of Operations section in accordance with the Staff's comments. Please see pages 33 through 38.

        20.   Please briefly discuss in greater detail your reference on page 37 to moving your verification functions to an offshore partner during the second quarter of 2005.

        Response:    In accordance with the Staff's comments, the Company has included additional disclosure relating to the relocation of its verification functions to an offshore partner. Please see pages 34 and 37 of the Amendment.

Liquidity and Capital Resources, page 43

        21.   Your disclosure appears to be a mere recitation of changes and other information evident from the financial statements. Revise your disclosure to focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. In addition, where there has been material variability in historical cash flows, your discussion should focus on the underlying reasons for the changes, as well as on their reasonably likely impact on future cash flows. We refer you to Section IV. B of SEC Release No. 33-8350.

        Response:    The Company has revised the disclosure in the Liquidity and Capital Resources section in accordance with the Staff's comments. Please see page 39 of the Amendment.

Business, page 46

        22.   Provide support for your statement on page 47 that you "became a leader within the employment screening market" from 2001 to 2003 and briefly explain the term "pre-integrated solutions" and the significance of being able to offer such solutions to customers.

        Response:    The Company has revised the disclosure on page 43 of the Amendment to remove the reference to it becoming a leader from 2001 to 2003.

        "Pre-integrated solutions" refers to software applications that have been jointly developed and tested by the Company and leading recruiting software application providers, which are designed to anticipate and support the needs of many customers, rather than just one customer. These pre-integrated applications allow customers to order the Company's screening services from within the software applications that they are already using to manage their human resources or recruiting functions. The Company believes that such pre-integration simplifies and makes the employment screening process more efficient for customers and eliminates the additional cost, effort and time they would incur to develop or obtain customized software for this purpose.

        23.   It appears from the presentation on pages 51 through 54 that your listing of Screening Services, Information Processing Engine and Software Applications constitute the three components of your product and service offerings. Please revise the presentation to identify more specifically your product and service offerings versus the driving technology used to provide those offerings. In addition, expand the disclosure to clarify how your customers access your screening services. For instance, you refer to "stand-alone software applications" in connection with "web-based platforms" and "web-enabled employment application solutions." Please explain more clearly what customers actually purchase from you and whether the software is housed by you and accessed through the web by customers or otherwise configured.

        Response:    The Company has revised the disclosure in accordance with the Staff's comments. Please see pages 47 through 49 of the Amendment.

        24.   Please give examples of the "other service providers" you refer to on page 55.

        Response:    The Company has revised the disclosure in the Registration Statement to include an example of the complementary services provided by third parties, which the Company promotes to its own customer base. Please see page 52 of the Amendment.

        25.   We note that a majority of your development staff operates from your wholly-owned subsidiary in Tallin, Estonia. Please discuss the reasons for locating the majority of your technology development staff in Estonia. Discuss whether there are any challenges or risks associated with locating your technology development operations there.

        Response:    The Company has maintained a technology development staff in Estonia for over five years because it has been able to access a talented workforce at a lower cost than similarly skilled or experienced professionals in the United States. Because the Company's technology does not need to be created in any particular location, the Company has been able to benefit from the lower labor costs in Estonia, while maintaining the continuity of its development team. The Company has added disclosure in the Registration Statement regarding its reasons for maintaining technology development staff in Estonia.

        To date, the Company has not faced any significant challenges or risks as a result of maintaining the majority of its development staff in Estonia. Because the Company could experience challenges in the future managing and integrating offshore operations and protecting its intellectual property abroad, the Company has expanded its international risk factor disclosure on pages 12 and 13 of the Amendment to reflect these potential risks.

Competition, page 57

        26.   Tell us how you compare to your competitors in quantitative or qualitative terms and consider appropriate disclosure in this respect.

        Response:    The Company competes with a diverse group of screening companies, ranging from large national employment screening providers, which include public companies such as ChoicePoint, Inc. and First Advantage Corp., or divisions of such large public companies, to many smaller, privately-held, regional and local employment background screening providers and private investigations firms. Some of the larger, national providers may have more resources, or are better financed than the Company. Some competitors also have a greater global presence and may provide more diversified services than the Company. Public information regarding the privately-held companies is extremely limited but the Company believes that, based on its experience and review of the industry, as well as discussions with its various suppliers, these private companies are often smaller, local or regional businesses that provide limited screening offerings. The Company has revised the disclosure in "Business—Competition" in the Registration Statement to expand the disclosure regarding its competitors.

Management

        27.   Please provide a brief description of the "HireRight Vice President, Worldwide Sales Commission Plan" referenced on page 66. Please file the plan as an exhibit to the registration statement or otherwise advise. See Item 601(b)(l0)(iii)(B) of Regulation S-K.

        Response:    The Company has provided a brief description of the commission plan for Mr. Schrank in the CD&A under "Performance-Based Annual Cash Incentives" and is filing with this Amendment a copy of the 2007 Vice President, Worldwide Sales Commission Plan.

Principal and Selling Stockholders, page 74

        28.   Once you have identified the selling shareholders, please ensure that you include the selling shareholder information required by Item 507 of Regulation S-K. Provide a detailed introductory description of the transaction by which each of the selling security holders in the table acquired their shares. Also include a materially complete description of any material relationship the selling security holders have or had with HireRight or its predecessors or affiliates within the past three years.

        Response:    The Company acknowledges the Staff's comments and will file an amendment to the Registration Statement, which includes such information, as soon as the selling stockholders have been identified.

        29.   Also identify the natural person or persons who have voting and/or investment control over each of the selling shareholder entities listed in the table. See interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the publicly available Corporation Finance Telephone Interpretation Manual, as well as interpretation I.60 of the July 1997 version of the telephone interpretation manual. This information may be disclosed in footnotes to the selling shareholder table.

        Response:    The Company acknowledges the Staff's comments and has revised the disclosure in footnote 2 of the Principal and Selling Stockholders table regarding Baird Venture Partners to indicate the person or persons with voting and/or investment control over such entity. The persons with voting and/or investment control over the other entities currently listed in the table have been disclosed in the applicable footnotes to the table. To the extent that any new entities are added to the table in any amendment to the Registration Statement, the Company will include the required information for each such entity.

        30.   To the extent any of the selling shareholders are broker-dealers or affiliates of broker-dealers, please identify them as such in the selling shareholder table. For all broker-dealers, advise us whether their shares were received as compensation for investment banking services or as investment shares.

        Response:    The Company acknowledges the Staff's comments and respectfully advises the Staff that the footnotes to the Principal and Selling Stockholder table indicate that the funds affiliated with Baird Venture Partners ("BVP") are affiliates of Robert W. Baird & Co. Incorporated ("RWB"), a broker-dealer and one of the underwriters of this offering. The Company expects that BVP will sell a portion of its shares in this offering and has revised the disclosure to clarify that RWB is a broker-dealer. To the extent any selling stockholder is added to the table and is a broker-dealer or affiliated with a broker-dealer, the Company will include the required information for each such selling stockholder in an amendment to the Registration Statement. The shares held by BVP were not received as compensation for investment banking services or as investment shares, but rather were purchased for cash in a preferred stock financing, on the same terms as the other investors in that financing.

        31.   To the extent any of the selling shareholders are affiliates of broker-dealers, please disclose whether the sellers purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

        Response:    As indicated above, BVP is an affiliate of RWB, a broker-dealer, and the Company expects that BVP will be a selling shareholder in this offering. In accordance with the Staff's comments, and based on representations made by BVP, the Company has revised the disclosure in the Registration Statement regarding BVP to indicate that the shares held by BVP were purchased by BVP in the ordinary course of its business and that at the time of BVP's purchase of the shares, BVP had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Compensation Discussion and Analysis, page 64

        32.   We note your references to ensuring "market competitiveness," relying on "competitive compensation information" and benchmarking base salary using "competitive market compensation levels at the 50th percentile." We further note your disclosure that the compensation committee used "data from private companies of comparable revenue to HireRight in Southern California and similar geographic areas as provided by Culpepper Global Compensation and Benefit Surveys" in considering compensation recommendations for 2006. Please identify the comparable companies that constitute the component companies against which you set your benchmarks for total compensation. See Item 402(b)(2)(xiv) of Regulation S-K.

        Response:    In 2006, the Company's compensation committee used data on approximately 85 private companies in Southern California and similar regions as compiled in the Culpepper Global Compensation and Benefit Surveys. Since the survey covered a large number of companies, it did not specify detailed information regarding the particular companies in such surveys.

        In preparation for the initial public offering, the Company retained Frederic W. Cook & Co., Inc. to conduct an executive compensation review for the Company, which is the basis for the current compensation structure of the Company for 2007. This study examined the compensation information disclosed by 14 technology companies that had recently completed their initial public offerings, as well as data from 17 U.S.-based publicly traded software and services companies with comparable business models and similar market capitalization and profitability to the Company. The Company has updated the CD&A to clarify this information.

        33.   We note your disclosure that you "intended to provide executives with overall levels of compensation that are competitive with the human capital industry as well as within a broader spectrum of companies of comparable size and complexity." We note your later disclosure, however, states that the "compensation committee considered data from private companies of comparable revenue to HireRight in Southern California and similar geographic areas." This latter disclosure does not appear to specifically include companies in the human capital industry, but rather companies of comparable revenue and location. Please reconcile and further elaborate on how compensation in the human capital industry has been considered.

        Response:    We refer the Staff to the Company's response to Comment No. 32 above. The private company data was derived from the Culpepper surveys used in the prior year. The current compensation policy regarding the Company's strategy to be competitive in the human capital industry was derived from the recent Frederic W. Cook report. The Company has revised the CD&A to clarify this ambiguity.

        34.   Please clarify your discussion regarding your performance-based annual cash incentives on page 66. For example, it is not entirely clear what you are attempting to convey with statements such as "[t]he compensation committee allocates a portion of earning above a target to an annual bonus pool" and "Mr. Schrank earned commission at a higher rate on revenue achievement which exceeded our revenue plan."

        Response:    The Company acknowledges the Staff's comments and has revised the disclosure regarding the Performance-Based Annual Cash Incentives in the CD&A accordingly.

        35.   You indicate that your annual cash incentive bonuses are correlated with the achievement of certain annual company performance goals and individual objectives. Please discuss the specific items of company performance and individual objectives used to determine bonus payments, how your incentive bonuses are specifically structured around such performance goals and individual objectives, whether any discretion can be or has been exercised with respect to meeting such goals and objectives and to whom such discretion is applicable. Please further discuss the level of difficulty in achieving such performance goals or individual objectives. Please see Items 402(b)(2)(v) and (vi) of Regulation S-K and Instruction 4 to Item 402(b).

        Response:    The Company acknowledges the Staff's comments and has revised the disclosure regarding the Performance-Based Annual Cash Incentives in the CD&A to provide the additional information regarding the performance goals and incentive bonuses for the Company's executive officers.

        36.   Please provide disclosure pursuant to Item 402(b)(vi) of Regulation S-K regarding how your long-term incentives fit with the other elements of compensation and how such incentives affect decisions regarding such other elements. Further, please discuss your policies for allocating between your forms of compensation pursuant to Item 402(b)(2)(i) and (ii) of Regulation S-K.

        Response:    Historically, the Company has not had a formal policy in place regarding the allocation of long-term incentives for its management team relative to the other forms of compensation. The Company has recently engaged Frederic W. Cook & Co., Inc. to assist it in establishing the appropriate allocation between the various forms of compensation to remain competitive in our industry. The Company has revised the discussion of its long-term incentives in this regard.

Employment Contracts and Termination of Employment and Change of Control Arrangements, page 67

        37.   Please quantify all severance and change of control arrangements pursuant to Item 402(j)(2) of Regulation S-K. Please also see Instruction 1 to Item 402(j).

        Response:    The Company is in the process of adopting new agreements in this regard. The Company has revised the disclosure in the Registration Statement in accordance with the Staff's comments to reflect the anticipated terms for such agreements. The Company will file such agreements with the Registration Statement as soon as they have been executed by the Company and the applicable officers.

        38.   Please elaborate on the basis for the selection of particular triggering events with respect to your severance and change of control obligations. We note, for example, that Mr. Wahba's option grant accelerates by a certain amount upon a change of control and depending on whether such change of control occurred within or after two years of his employment. Please explain the basis for this single change of control trigger as opposed to the double trigger of change of control and involuntary termination without cause to which your other named executive officers are subject. Please also elaborate on the reason for the varying acceleration amounts relating to how long after Mr. Wahba's employment the change of control occurs. Please also see Item 402(b)(2)(xi) of Regulation S-K.

        Response:    As indicated in its response to Comment No. 37, the Company is in the process of adopting new agreements with its management team to standardize the change in control obligations. Mr. Wahba's original agreement was negotiated by him as a condition to his employment since the Chief Financial Officer role of a target company in an acquisition is often eliminated or substantially changed following the acquisition. On a go forward basis, for any new agreements relating to change in control obligations, the Company plans to only provide for a double trigger in the event of a change in control of the Company.

        39.   We note your disclosure regarding Mr. Malnati's arrangements as they relate to the "sale of [y]our company" on pages 67 and 68. Please clarify whether such sale of the company differs from the "change of control" trigger discussed elsewhere in this discussion. Please further disclose whether Mr. Malnati's arrangements as it relates to the sale of the company requires his involuntary termination within a certain time period after such sale.

        Response:    The Company advises the Staff that Mr. Malnati will be entering into the new form of Change in Control Agreement, which will supersede in its entirety his existing agreement with the Company. The Company has revised the Registration Statement to include the terms of the new form of agreement, which is expected to be entered into prior to the completion of this offering.

Grants of Plan-Based Awards, page 68

        40.   It appears that disclosure with respect to your performance-based annual cash incentives should be provided here pursuant to Item 402(d) of Regulation S-K. Please provide or otherwise advise. To the extent necessary, please provide narrative disclosure regarding your annual cash incentives pursuant to Item 402(e) of Regulation S-K.

        Response:    The Company acknowledges the Staff's comments and has added three columns to the Grants of Plan-Based Awards table to provide the additional information regarding the performance goals and incentive bonuses for the Company's named executive officers.

Outstanding Equity Awards at Fiscal Year-End, page 69

        41.   We note your disclosure on page 70 that Mr. Wahba acquired 120,000 shares of your common stock upon the partial exercise of his 2006 stock option grant. We further note your disclosure here regarding Mr. Wahba's ability to immediately exercise his option grant whether or not such option grant has fully vested and that any shares obtained upon such exercise that remain unvested will be subject to repurchase. Accordingly, it appears that any shares obtained by Mr. Wahba's partial exercise of his option grant that remain unvested and subject to repurchase should be afforded disclosure here pursuant to Item 402(f)(2)(vii) and (viii) of Regulation S-K. Please revise or otherwise advise.

        Response:    As discussed with the Staff, Mr. Wahba has not been granted any stock awards required to be disclosed under Item 402(f)(2)(vii) and (viii) of Regulation S-K.

        42.   With respect to your disclosure here regarding the feature of the option grants allowing for immediate exercise regardless of vesting, please clarify whether such feature is specific to these option grants or a general term of your 2000 plan. Please also discuss here or elsewhere as appropriate, the purpose of such feature.

        Response:    All options that were granted by the Company under the 2000 Plan are immediately exercisable, regardless of vesting. The purpose of the feature was to allow the optionees to begin their holding periods for tax purposes, if so desired. The Company has revised the disclosure in the Registration Statement in accordance with the Staff's comments.

Option Exercises and Stock Vested, page 70

        43.   We note your disclosure here regarding the partial exercise of Mr. Wahba's 2006 stock option grant. Please provide disclosure here regarding the shares acquired on vesting or otherwise advise. Please see our prior comment 41 above. Pursuant to your disclosure on page 68 regarding the vesting terms of the option grant, it does not appear that all of the 120,000 shares obtained on partial exercise has fully vested. Further, for purposes of clarity please provide footnote disclosure to indicate that the stock acquired on exercise and vested stock disclosed here for Mr. Wahba relate to the same award.

        Response:    The Company has revised the disclosure in accordance with the Staff's comments. Please see page 69 of the Amendment.

Employee Benefit Plans, page 71

        44.   Please provide the material terms of your 2007 Long-Term Incentive Plan and Employee Stock Purchase Plan upon their adoption. We note that you plan to file these plans as exhibits in an amendment.

        Response:    The Company has included a description of the material terms of the 2007 Long-Term Incentive Plan and the Employee Stock Purchase Plan in the Registration Statement. Please see pages 70 through 73.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Accounts Receivable, page F-10

        45.   Clarify how you determine that collectibility of your accounts receivable is reasonably assured pursuant to Section A.1 of SAB Topic 13, including footnote 6. Further explain why you believe the allowance for doubtful accounts adequately provides for expected losses as of September 30, 2006. Clarify whether you have recorded any significant accounts receivable write-offs in any of the periods presented in your registration statement. Please clarify whether you generally receive payment within the terms of the contractual arrangement with customers (i.e. 30 days). Explain any unique payment terms such as contractual milestone payments, if applicable.

        Response:    The Company determines that collectibility is reasonably assured based on the following: a) the Company has a signed contract or a purchase order from the customer, b) the lack of significant write-offs in the past, c) the collections of amounts owed related to prior services, d) analysis of credit worthiness of each new customer prior to extending credit.

        The Company believes its allowance for doubtful accounts adequately provides for expected losses as of December 31, 2006 based on its analysis of outstanding receivables, with particular focus related to the age of such receivables and considering subsequent collections of those receivables. The company has not recorded any significant write-offs in any of the periods presented in the Registration Statement.

        The Company bills each of its customers at the end of the month for all reports delivered to the customer in that month. A large majority of customers are billed with net 30 day terms and the Company receives payment at or shortly after the payment is due. There are a few customers who are billed on a weekly basis for all reports delivered in the prior week. These customers are typically billed with net 45 day terms. The Company does not have unique payment terms such as contractual milestone payments; the Company bills customers once the requested transaction is completed and delivered.

Revenue Recognition, page F-11

        46.   We note from your disclosures that service revenues primarily consists of transaction related revenues from screening reports. We further note that you typically perform multiple screening transactions per applicant and bundle the results into a single screening report and recognized revenue when the report is completed and made available to the customer through the internet. Therefore, it appears that you are recognizing revenue upon delivery of the report to the customer utilizing a completed contract model. If this is correct, please clarify how you determined that it is appropriate to apply the completed contract model as opposed to a proportional performance delivery model. Please clarify how you have determined that the act of providing the report is so significant in relation to the service transaction taken as a whole that performance has not substantively taken place until the delivery of the report. As part of your response, please clarify the terms of your typical customer contract. Please revise your disclosures to explain why you recognize revenue upon delivery of the report and how your policy complies with the applicable revenue recognition guidance. We refer you to the disclosure guidance of Section II.F.3 of the November 30, 2006 SEC Release, Current Accounting and Disclosure Issues in the Division of Corporation Finance.

        Response:    The Company recognizes revenue upon delivery of the report consistent with a completed contract model. Once a report is ordered by a customer, it is subsequently delivered within two to three days to the customer. While services to complete a report are performed in the intervening period, the time period from the sales order to product delivery is relatively short. Accordingly, it is not practical to realize proportional revenue on a daily basis considering that the Company typically bills customers once a month, at the end of the month, for all reports delivered in the month. In addition, the reports sold by the Company involve small dollar amounts. The terms of the Company's contracts state that the customer will be billed based on delivered reports. The customer is not responsible for the Company's "work-in-progress" and has contracted to only pay for completed reports.

        47.   We note from your disclosures on page 31 of the filing that you recognize service revenue from the development of integrated software solutions for your customers' existing software applications and through certain professional services for, primarily consisting of consulting, implementation and training services. Please clarify whether your arrangements contain a software element within the scope of SOP 97-2; we refer you to paragraph 2 of SOP 97-2, including footnote 2. In addition, tell us whether you are able to establish fair value for the individual elements and how you considered the separation and allocation guidance in EITF 00-21 (or SOP 97-2 if applicable) for arrangements that contain bundled development of software solutions and/or professional service elements. Revise to disclose your revenue recognition policy for the development of software solutions and for professional service elements.

        Response:    In accordance with the Staff's comments, the Company confirms that it does not sell software. The Company provides proprietary software to customers, free-of-charge, that can be integrated with existing software platforms and used to place orders with the Company. The Company does provide professional services related to assisting customers with the integration of Company software during the initial implementation, consisting of consulting, implementation and training services. The Company recognizes a very small proportion of its revenue related to such services (less than 1% of total consolidated sales for each of the periods presented in the consolidated financial statements). Services are generally billed on an hourly basis. Accordingly, these services do not contain a software element within the scope of SOP 97-2. Because this revenue is immaterial and the Company does not expect it to grow at a rate in excess of the rest of its revenue, the Company has eliminated a description of this revenue source in order to prevent any confusion.

        48.   We note from your disclosures on page 53 that you offer web-demand software applications to your customers. Explain whether the application of EITF 00-3 to your hosting arrangements requires you to recognize hosting revenue pursuant to SOP 97-2 or SAB Topic 13. Specifically tell us whether or not your customers have the contractual right to take possession of the software at any time during the hosting period without significant penalty and whether it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software. Further, tell us your consideration for disclosing your revenue recognition accounting policy for hosting services.

        Response:    In accordance with the Staff's comments, the Company confirms that it does not generate revenues from hosting arrangements. Once a customer has entered into a contract to order background screening reports, the Company provides access to its hosted software applications, free-of-charge, so that the customer can utilize the website to order reports. The customer does not take possession of the software and cannot order reports through any other entity using this software. Since there is no revenue associated with the utilization of the software, the Company does not believe that EITF 00-3, SOP 97-2 or SAB Topic 13 are applicable. Revenue is only generated once a report is delivered to the customer.

        49.   Please clarify whether you offer any volume discounts or pricing incentives, which appear to be common practice in your industry. If you offer these discounts or pricing incentives to your customers, explain to us how you account for such discounts or incentives. Also, tell us the amount of discounts and incentives offered in each of the periods presented and what consideration you gave to including relevant disclosure in your revenue recognition policy description. Tell us how your policy considered the guidance in EITF 01-9.

        Response:    The Company does not offer any material volume discounts or pricing incentives as addressed in EITF 01-9. At the time a customer negotiates a contract to transact business with us, a price per report or transaction is agreed upon and documented. The prices agreed upon during initial negotiations often consider the expected volume of the customer. Thus, a contract for a customer with larger anticipated volume will generally have prices that are somewhat lower than a customer with a lower anticipated volume, and the Company has added disclosure to this effect on page 29 of the Amendment. However, the actual price agreed upon is reflected in the price that the Company charges the customer for each background report ordered and, therefore, there is no additional discount or pricing incentive requiring consideration under EITF 01-9.

        50.   We note from your disclosures that reimbursed fees represent fees paid to government entities, collection fees for drug testing, and certain access fees, all of which are incurred during screening. Please clarify how you have determined that these fees are "out-of-pocket" incidental expenses within the scope of paragraph 1 of EITF 01-14. Please explain why you do not believe these types of fees should be reported pursuant to the guidance in EITF 99-19. If upon reconsideration, you believe that such fees should be reported pursuant to EITF 99-19, please provide your analysis pursuant to EITF 99-19 to support your gross presentation.

        Response:    The Company's contracts with its customers state that the customer will be billed for the cost of providing the background report plus reimbursed fees. To determine the appropriate accounting for reimbursed fees, the Company considered EITF 01-14, paragraph 1, which states, in part,

    "Entities that provide services as part of their central ongoing operations generally incur incidental expenses that in practice are commonly referred to as "out-of-pocket" expenses. Those expenses often include, but are not limited to, expenses related to airfare, mileage, hotel stays, out-of-town meals, photocopies, and telecommunications and facsimile charges. In some cases, the service provider and the customer agree that the customer will reimburse the service provider for the actual amount of such expenses incurred."

        As reimbursed fees are paid in the performance of services central to the Company's ongoing operations, and such fees are incidental, typically representing approximately 10% of the total sale, the Company believes that these fees are within the scope of EITF 01-14.

Research and Development Expense, page F-11

        51.   We note that you account for your software development costs pursuant to the guidance of SFAS 86. Please clarify how you have determined that your software development costs are in the scope of SFAS 86. Clarify whether you sell, lease or otherwise market your software as part of a separate product or as part of a product or process. Please clarify how you have determined that your software development costs are not in the scope of paragraphs 5 through 11 of SOP 98-1.

        Response:    FAS 86 is applicable for the costs of computer software to be sold, leased, or otherwise marketed as a separate product or as part of a product of a process. The Company does not sell or lease its software. However, the Company's proprietary software is marketed to consumers as part of a process. The Company discusses its proprietary software in the proposal process with potential customers emphasizing that such software is provided, free-of-charge, to customers to be used in ordering and viewing completed reports. The Company believes that such software increases the customers ease and efficiency of ordering and viewing reports, distinguishes the Company from its competition and will ultimately lead to more revenues. As the customer has the right to use the software and the Company expects it will be used by the customer in additional revenue generating transactions, the Company believes that costs to develop the software are within the scope of SFAS 86. Further, the Company does not believe that its software development costs are in the scope of paragraphs 5 through 11 of SOP 98-1 as SOP 98-1 is applicable for costs incurred for software developed solely to meet the entity's internal needs. The Company notes that there has been an immaterial amount of costs incurred related to the development for internal use-only software.

Recent Accounting Pronouncements, page F-14

        52.   Your disclosure indicates that you are currently evaluating the requirements of SAB 108. Please be advised that you must apply the guidance in SAB 108 to the financial statements included in this registration statement since it will be declared effective after November 15, 2006. We refer you to footnote 6 of SAB 108. Please tell us whether the application of SAB 108 would have a material impact to the financial statements included in your registration statement and revise your disclosure as appropriate.

        Response:    In accordance with the Staff's comments, the Company has revised its disclosure to indicate that the adoption of SAB 108 did not impact the Company's results of operations or financial condition.

Note 6. Income Taxes, page F-16

        53.   We note your reversal of the valuation allowance on your deferred tax assets during the period ended September 30, 2006. Provide us with your analysis of the positive and negative evidence considered in your determination that a valuation allowance is not needed pursuant to paragraphs 20 through 25 of SFAS 109. As part of your response, clarify whether you have existing contracts or firm sales backlog that produce more than enough taxable income to realize the deferred tax asset. If not, please explain the information that you relied upon when determining that your future earnings will be sufficient to realize your deferred tax asset.

        Response:    The Company determined that the valuation allowance is not needed based on the financial performance and income of the enterprise over the prior twelve months as well as our estimate of future profitability based on a reasonable extrapolation of historical results in line with paragraph 21 item b of SFAS 109. Further, consistent with paragraph 24a of SFAS 109, the Company currently has contracts with nearly all of its customers which, if they purchased services at their existing levels, would produce more than enough income to fully utilize the tax loss carryforwards well before they expire. In addition, the Company's revenue has consistently grown at rates well above 20% a year, which, if this level of growth continues, would result in a level of profitability that would exhaust any tax loss carryforwards by the end of 2007, significantly before their expiration date. It should be noted that since the Company produces its product generally within several days of it being ordered, there is not a material backlog. On the other hand, most of the Company's customers have signed contracts and their day to day purchasing trends have been relatively consistent.

Note 10. Preferred Stock, page F-19

        54.   We note from your disclosures that each share of Series B convertible preferred stock and Series C and E redeemable convertible preferred stock are convertible in common stock at the option of the holder. Please clarify how you accounted for the conversion features embedded in the preferred stock host for each preferred stock issuance. Please explain how you considered the provisions of ETIF 98-5 and EITF 00-27 when determining whether a beneficial conversion feature was present in each series of convertible preferred stock issued. Explain how you are accounting for the warrants issued in connection with the Series E Preferred Stock and how you considered the guidance in SFAS 133 and EITF 00-19.

        Response:    The Company evaluated the conversion features embedded in each preferred stock issuance in accordance with the provisions of paragraph 12 of SFAS 133 to determine whether such conversion features should be bifurcated as derivatives. The Company concluded that bifurcation is not required because the condition in paragraph 12c of SFAS 133 has not been met. Specifically, the conversion options would not be considered derivatives pursuant to paragraph 6 thru 11 of SFAS 133 because the scope exception specified in paragraph 11a is met. In evaluating whether the conversion options qualify for the paragraph 11a scope exception, the Company concluded that the conversion options are considered indexed to its own stock as defined in EITF 01-6. Additionally, the Company concluded that the conversion options would qualify to be classified within shareholders' equity pursuant to the guidance in EITF 00-19 as the agreements only allow for the physical settlement of the conversion options and all conditions in paragraphs 12 thru 32 of EITF 00-19 have been met. Based on the above, the Company concluded that the embedded conversion option is not considered a derivative requiring bifurcation from the host contract.

        Upon issuance of each series of preferred stock, the Company considered the existence of a beneficial conversion feature in accordance with EITF 00-27 and 98-5. The Company allocated the proceeds received from the issuance of preferred stock to the preferred stock and the detachable warrants, if applicable, on a relative fair value basis. The Company then computed the effective conversion price and compared the effective conversion price to the fair value of the common stock. In each case, the effective conversion price was in excess of the fair value of the common stock. Thus no beneficial conversion feature existed at issuance.

        The warrants granted in connection with the Series E Preferred Stock were issued in 2002. Upon grant, the fair value of such warrants, $76,000, was included in additional paid-in capital and recorded as a discount on preferred stock issuance, subject to accretion. Upon exercise of a warrant by a holder, common shares will be issued upon payment (i) in cash or check payable to the Company, (ii) cancellation of any indebtedness owed to the holder by the Company, (iii) a net issuance of shares or (iv) a combination thereof. As the warrants require physical or net share settlement, such warrants were classified as equity in accordance with the guidance in EITF 00-19 which states that contracts that require physical settlement (i.e., issuance of shares) or net share settlement should be classified as equity. Therefore, the warrants qualified for the scope exception provided in paragraph 11(a) and were not treated as a derivative.

        55.   Tell us how you considered the disclosure provisions of Rule 5-02.28(c) of Regulation S-X. For example, it does not appear that you have disclosed the redemption features of your Series C and E redeemable convertible preferred stock. Advise or revise as appropriate.

        Response:    In response to the Staff's comments, the Company has reviewed the disclosure provisions of Rule 5-02.28c of Regulation S-X which states:

    "State in a separate note captioned "Redeemable Preferred Stocks" (1) a general description of each issue, including its redemption features (e.g. sinking fund, at option of holders, out of future earnings) and the rights, if any, of holders in the event of default, including the effect, if any, on junior securities in the event a required dividend, sinking fund, or other redemption payment(s) is not made; (2) the combined aggregate amount of redemption requirements for all issues each year for the five years following the date of the latest balance sheet; and (3) the changes in each issue for each period for which an income statement is required to be filed."

        The Company has added disclosure related to the rights of holders in the event of default on page F-20. Information related to redemption requirements for each year for the five years following the date of the latest balance sheet date has not been disclosed as redemption is not based on a predetermined schedule. Series C and E stockholders can require redemption at any time after

January 1, 2007 and through January 1, 2011 as disclosed. Additional disclosure required by Rule 5-02.28c is disclosed on pages F-19 and F-20.

Note 11. Stock Options, page F-22

        56.   Please provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date and through the date of your response:

  •
  The nature and type of stock option or other equity related transaction;

  •
  The date of grant/issuance;

  •
  Description/name of option or equity holder;

  •
  The reason for the grant or equity related issuance;

  •
  The number of options or equity instruments granted or issued;

  •
  The exercise price or conversion price;

  •
  The fair value of underlying shares of common stock;

  •
  The total amount of deferred compensation or value assigned to beneficial conversion feature reconciled to your financial statement disclosures; and

  •
  The amount and timing of expense recognition.

        Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

        Response:    Since January 1, 2006, the Company has issued the following securities, consisting of stock options:

Grant Date	Option Holder	Reason for Grant	Options Granted	Exercise Price	Fair Value of Underlying Stock on Grant Date	Total Compen- sation	Compen- sation Recognized in 2006	Expense Recognition
03/31/06	Employees	Compensation	940,941	$0.85	$0.89	$353,302	$74,130	Over vesting period of 36-48 months
06/30/06	Employees	Compensation	79,880	$0.96	$1.54	$34,235	$8,054	Over vesting period of 30-48 months
07/24/06	Employees	Compensation	639,500	$1.54	$1.54	$437,846	$54,731	Over vesting period—48 months
07/24/06	Employees	Compensation	146,600	$1.54	$1.54	$100,373	$100,373	Over vesting period—immediate
07/24/06	Director	Compensation	25,000	$1.54	$1.54	$17,117	$2,140	Over vesting period—48 months
10/26/06	Employees	Compensation	5,000	$1.75	$1.75	$3,846	$3,846	Over vesting period—immediate
10/26/06	Employees	Compensation	18,500	$1.75	$1.75	$14,230	$889	Over vesting period—48 months
	2006 Totals		1,855,421			$960,949	$244,163

Grant Date	Option Holder	Reason for Grant	Options Granted	Exercise Price	Fair Value of Underlying Stock on Grant Date	Total Compen- sation	Compen- sation Recognized in 2007	Expense Recognition
01/31/07	Employees	Compensation	112,000	$2.43	$2.43	$120,178	$—	Over vesting period—48 months
	2007 Totals		112,000			$120,178	$—

        57.   Please provide us with objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports that rely on methodologies discussed in the Practice Aid or on current cash sales of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Where you have obtained a third-party valuation, tell us what level of assurance the appraiser gave in the fair value assessment.

        Response:    The Company obtained a stock valuation analysis on a quarterly basis from an independent third party. The methodologies used are consistent with those outlined in the Practice Aid. We are supplementally providing to the Staff via Federal Express the analyses prepared by this independent third-party provider as of March 31, 2006, June 30, 2006, September 30, 2006 and December 31, 2006.

        58.   Reconcile and explain the differences between the fair values of the underlying common stock at each valuation date, including the difference between the most recent fair value and the midpoint of your IPO offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

        Response:    The Company will provide the reconciliation requested by the Staff as soon as practicable after the IPO offering range is available.

        59.   Tell us what consideration you gave to the Practice Aid's disclosure guidance in paragraph 179. As applicable, consider revising to include the following disclosures for options granted during the 12 months prior to the date of the most recent balance sheet included in the filing:

  •
  For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts); and

  •
  Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.

        Response:    The Company has carefully considered the recommendations in the Practice Aid and has added disclosure related to whether the valuation was performed contemporaneously or retrospectively. The Company believes that its current disclosures regarding the options granted by the Company, including the intrinsic values thereof, contained in pages F-21 through F-24 provide investors with the information necessary to evaluate its option practices. See also the disclosure regarding the nature of the valuations provided on page 32.

Part II

Recent Sales of Unregistered Securities

        60.   Please separate your issuances to employees pursuant to Section 4(2) from those pursuant to Rule 701. With respect to your 4(2) issuances, please disclose whether the individuals were accredited or sophisticated with access to information.

        Response:    The Company has revised the disclosure to clarify that all of the issuances to employees were made pursuant to Rule 701. Please see page II-2 of the Amendment.

Exhibits

        61.   To the extent that you have license agreements and/or material agreements with third-party information suppliers that you are substantially dependent upon, please file those agreements as exhibits. See Item 601(b)(10) of Regulation S-K. Note that material property leases held by the company should also be filed. See Item 601(b)(l0)(ii)(D) of Regulation S-K.

        Response:    The Company acknowledges the Staff's comments and is filing with the Amendment the Company's material property leases. The Company advises the Staff that, as indicated in its response to Comment No. 8, the Company is not substantially dependent on any one supplier or suppliers and the Company does not have license agreements and/or material agreements with third-party information suppliers that it is substantially dependent upon.

*****

        Any comments or questions regarding the foregoing should be directed to the undersigned at (949) 932-3665. Thank you very much for your assistance with this matter.

Sincerely,
/S/ J.R. KANG
J.R. Kang